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                                                                 EXHIBIT (c)(22)

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK


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                                                )
                                                )
DENNIS FECCI, ALLEN M. OLENDER and              )
DAVID RUDNICK,                                  )
Plaintiffs                                      )   Civil Action No. 94 Civ 1914
                                                )
                    v.                          )
                                                )
                                                )
GRUMMAN CORP., MARTIN MARIETTA CORP.,           )   CLASS ACTION COMPLAINT
J.R. ANDERSON, CHARLES MARSHALL,                )
K.S. AXELSON, V.H. LI, LUCY W. BENSON,          )
RICHARD DULUDE, R.J. MYERS, J.F. ORR, III,      )
R.L. CAPORALI, J.T. SARGENT and                 )
E.N. WILLIAMS,                                  )
Defendants.                                     )
                                                )
                                                )
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     Plaintiffs Dennis Fecci, Allen M. Olender and David Rudnick and all others similarly situated, by their attorneys, allege upon personal knowledge as to allegations concerning themselves and upon information and belief as to all other matters as follows:

                              NATURE OF THE ACTION

     This is a shareholders' Class action brought against Grumman Corp. ("Grumman" or the "Company"), its directors and Martin Marietta Corp. By this action, plaintiffs seek injunctive and monetary relief for, inter alia, the Individual Defendants' breaches of their disclosure duty and their fiduciary duty and abuse of their positions of control of Grumman in connection with their pursuit of a merger with Martin Marietta Corp. ("Martin Marietta") announced March 7, 1994, which would severely and irreparably damage the shareholders of Grumman.
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                             JURISDICTION AND VENUE

     1. Plaintiffs bring this action pursuant to Sections 10(b), 14(e) and 20(a) of the Securities Exchange Act of 1934 (the "1934 Act") and Rule 10b-5 of the Securities Exchange Commission ("SEC") thereunder and applicable principles of common law. This Court has jurisdiction pursuant to Section 27 of the 1934 Act, 15 U.S.C. sec.78aa, and under principles of supplemental jurisdiction.

     2. Venue is proper in this District because many of the events and omissions giving rise to the claims alleged herein have occurred and are occurring in this district, including the dissemination of false and misleading statements in connection with the tender offer by and proposed merger with Martin Marietta.

     3. In connection with the acts and conduct alleged in this complaint, defendants directly and indirectly, used the means and instrumentalities of interstate commerce, including the mails and telephone communication, and the facilities of national securities exchanges, namely, the New York Stock Exchange.

                                  THE PARTIES

     4. Plaintiffs Dennis Fecci, Allen M. Olender and David Rudnick were continuously owners of Grumman common stock through the period of defendants' wrongdoing, as alleged herein.

     5. Defendant Grumman is a corporation duly organized and existing under the laws of the State of New York with its principal executive offices at 1111 Stewart Avenue, Bethpage, New York 11747. Grumman is a designer of and manufacturer of military electronic systems, truck bodies and special purpose vehicles. The Company also has a large data processing operation. As of January 7, 1994, the Company had over 34 million shares of common stock outstanding and 15,960 shareholders of record. Grumman insiders control 2.8% of the shares outstanding and as of March 1993, the Company's employee investment plan controls 39.7% of the common stock.

     6. Defendant Martin Marietta is a corporation duly organized under the laws of the State of Maryland and maintains its principal executive offices in Bethesda, Maryland. Martin Marietta has six business segments titled "Electronics", "Space", "Services", "Materials" and "Energy."

     7. Defendants Charles Marshall, K.S. Axelson, V.H. Li, Lucy W. Benson, Richard Dulude, J.F. Orr, III, J.T. Sargent and E.N. Williams were at all relevant times directors of Grumman and owed fiduciary duties of care, loyalty and candor to Grumman's public shareholders.

     8. Defendant J.R. Anderson was at all relevant times Grumman's Vice Chairman and Chief Financial Officer.

     9. Defendant R.J. Myers was at all relevant times a director of Grumman and its President and Chief Operating Officer.

     10. Defendant R.L. Caporali was at all relevant times Grumman's Chairman and Chief Executive Officer.

     11. The defendants described in paragraphs 6 through 9 are sometimes referred to herein collectively as the Individual Defendants.

     12. By virtue of their positions as directors and/or officers of Grumman and their exercise of control over the business and corporate affairs of Grumman, the Individual Defendants had, at all relevant times, the power to control and influence, and did control and influence and cause Grumman to engage in the practices complained of herein.

     13. Each Individual Defendant owed Grumman and its stockholders fiduciary obligations and are required to: use their ability to control and manage Grumman in a fair, just, and equitable manner; act in furtherance of the best interests of Grumman and its stockholders; refrain from abusing their positions of control; not favor their own interests or the interest of any fellow board member at the expense of Grumman or its stockholders, and comply with the requirements of law for solicitation and recommendations given in

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connection with the tender offer for Grumman shares by Martin Marietta (the
"Tender Offer") and the proposed merger of Martin Marietta and Grumman (the "Merger").

     14. By virtue of the acts and conduct alleged herein, the Individual Defendants, who control the actions of Grumman, have breached, and continue to breach, federal securities disclosure laws and regulations and their fiduciary duties to Grumman and its stockholders, to the detriment of Grumman and its stockholders.

     15. (a) The Individual Defendants are sued individually and as co-conspirators and aiders and abettors, as well as in their capacity as officers and/or directors of Grumman, and the liability of each arises from the fact that each has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

         (b) Defendant Martin Marietta is sued as a co-conspirator and aider and abettor of the wrongs alleged herein.

                            CLASS ACTION ALLEGATIONS

     16. Plaintiffs bring this action on behalf of themselves and as a class action pursuant to Fed.R.Civ.P. 23 on behalf of all Grumman stockholders (except the Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the Defendants) and their successor in interest, who have been and will be damaged as a result of Defendants' actions as more fully described herein (the "Class").

     17. This action is properly maintainable as a class action for the following reasons:

          (a) The Class is so numerous that joinder of all members is impracticable. As of March 1993, Grumman had approximately 34 million common shares outstanding and over 16,000 shareholders of record.

          (b) The members of the Class are scattered throughout the United States and are so numerous as to make it impracticable to bring them all before this Court.

          (c) There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

             (i) whether the defendants have engaged and are continuing to engage in a plan and scheme to benefit themselves at the expense of Grumman's public stockholders;

             (ii) whether the defendants violated Sections 10(b), 14(e) and/or 20(a) of the 1934 Act and SEC Rule 10b-5 in connection with the dissemination of Grumman's Form 14D-9 Recommendation;

             (iii) whether the proposed transaction is grossly unfair to the public shareholders of Grumman;

             (iv) whether the defendants breached or aided and abetted the breach of the fiduciary and other common law duties which they owed to plaintiffs and other members of the Class; and

             (v) whether plaintiffs and other members of the Class would be irreparably damaged were the transaction complained of herein consummated.

          (d) The claims of plaintiffs are typical of the claims of the Class in that all members of the Class will be damaged by the Individual Defendants' actions.

          (e) Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. Plaintiffs are adequate representatives of the Class.

          (f) The class action is superior to any other method available for the fair and efficient adjudication of this controversy since it would be impractical and undesirable for each of the members of the Class who suffered or will suffer damages to bring separate actions in various parts of the country.

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                               FACTUAL BACKGROUND

     18. Grumman is one of the country's leading aerospace concerns. The Company's operations are classified into four business segments including Aerospace, Electronic Systems, Information and Other Services and Special Purpose Vehicles. While government business represents 90% of Grumman's sales, Grumman has recovered from post-cold war cutbacks in orders for weaponry.

     19. Grumman's future prospects are extremely favorable but have not had time to be reflected in Grumman's recent financial results. Grumman is a major contractor for the $7 billion Stars systems for tracking ground forces. Grumman has recently received a $700 million order for E-2 aircraft from Taiwan and it has been publicly reported that at least six other countries have expressed an interest in confirming orders for aircraft from Grumman. In the last four years, the Company has sharply reduced its debt levels from over $800 million in 1989 to approximately $245 million in 1994.

     20. On January 18, 1994, Grumman announced a restructuring which involves the closing of approximately 1/3 of its factory space. This restructuring, Grumman has estimated, will result in savings of $600 million over the next three years and will result in reduced overhead costs. The value of the restructuring to Grumman is not fully reflected in its stock price.

     21. On January 25, 1994, Grumman's stock began to decline after the release of its fourth quarter and annual results for the period ended December 31, 1993.

     22. From January 25, 1994 to March 3, 1994, the price of Grumman stock fell from $41- 7/8 to $36- 3/4.

     23. On March 7, 1994, it was announced that Martin Marietta and Grumman had signed a definitive merger agreement (the "Merger Agreement") and unanimously approved a $55 per share cash offer by Martin Marietta for Grumman's outstanding shares.

     24. On March 10, 1994, pursuant to the Merger Agreement, Martin Marietta, by its wholly owned subsidiary, MMC Acquisition Corp. ("MMC") commenced the Tender Offer for any and all shares of Grumman common stock at $55 per share.

     25. On or about March 10, 1994, Northrop Corporation ("Northrop"), a Delaware Corporation having its principal executive offices in Los Angeles, California, and which operates in the advanced technology aerospace industry, announced the commencement of a competing tender offer for all Grumman shares at $60 cash per share, and informed Grumman's Board of Directors that Northrop was prepared to enter into a merger agreement with Grumman on terms substantially identical to the Martin Marietta Agreement.

     26. In connection with the Martin Marietta Tender Offer, Grumman filed its Form 14D-9 Recommendation Statement pursuant to Section 14(d)(4) of the 1934 Act. Said Form 14D-9 was materially false and misleading at least as follows:

          (a) it falsely represented that the Individual Defendants had good reason to believe, prior to the time the Merger Agreement was approved, that Northrop would not increase its $50 bid for Grumman shares if the Merger Agreement were not approved and that Martin Marietta would permanently withdraw its $55 per share offer in the event that defendants solicited a higher tender offer from Northrop or initiated an auction for Grumman.

          (b) it failed to set forth reasons why the opinion of Grumman's financial advisor, Goldman Sachs & Co., that the $55 per share Martin Marietta offer was likely to produce a higher value for shareholders than if the Board of Directors did not approve the offer, remained unchanged between February 23, 1994, and March 6, 1994, notwithstanding Northrop's repeated indications of serious interest in acquiring Grumman.

          (c) it falsely stated that Grumman was seeking a strategic merger, when in fact that the Individual Defendants were seeking to sell Grumman for cash and the purported "strategic merger" was no more than an attempted justification for not seeking the highest bidder for Grumman through an auction process.

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     27. Further, Grumman's Board of Directors did not take any steps to ensure that the interests of Grumman's stockholders in maximizing the value of their holdings were protected by conducting an auction for Grumman or otherwise seeking the highest bid for the Company, particularly under the circumstances presented here, where at least two bona fide companies had expressed high interest in acquiring Grumman. Because of the recent changes in the industry and at Grumman, the Grumman board could not adequately assess the value of Grumman's equity without fully exposing Grumman to the marketplace for competitive bids, particularly where, as here, the marketplace was actual and active rather than potential or theoretical.

     28. Individual defendants breached their fiduciary duty by agreeing to a $50 million Termination Fee for which Grumman would be immediately liable in the event that, among other things, Grumman terminated the Merger Agreement because of a more favorable bona fide offer or a competing acquiror obtained 20% or more of Grumman's stock. While this Termination Fee was, according to the defendants, as set forth in the Recommendation Statement, to be set at a reasonable amount, the fee established here was not reasonable under the circumstances, since (a) the Termination Fee represented 2.6% of the MMC offer for Grumman or almost $1.50 per share and (b) the Individual Defendants knew that a highly interested potential acquiror, Northrop, might well take action which would trigger the Termination Fee, at the expense of Grumman and its shareholders. The true purpose of the Termination Fee was to discourage Northrop from further pursuing Grumman by increasing the cost of such pursuit.

     29. The foregoing situation has been orchestrated by defendants in breach of their fiduciary duties owed to the shareholders of Grumman.

                                    COUNT I

                 (VIOLATION OF SECTION 14(e) AND SECTION 20(a)
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934

     30. Plaintiffs repeat and reallege the allegations in paragraphs 1 through 29 of this complaint.

     31. The Recommendation Statement advises Grumman shareholders of the benefits of the proposed Merger with Martin Marietta and is a communication to Grumman shareholders intended to solicit the tender of shares into the Martin Marietta tender offer in order to effectuate the merger to which the Individual Defendants committed the Company.

     32. Section 14(e) provides, in pertinent part, as follows:

          It shall be unlawful for any person, to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading, it shall be unlawful for any person to make any untrue statement of material fact or omit to state any material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practices, in connection with any tender offer or request or invitation for tenders, or any solicitation of security holders in opposition to or in favor of any such offer, request, or invitation.

     33. In disseminating the Recommendation Statement, the Individual Defendants intentionally or with reckless disregard, misrepresented and omitted material facts, as set forth above. The Individual Defendants' purpose in doing so was to disseminate a communication which would induce Grumman shareholders to tender their shares in the Tender Offer and thereby effectuate the Merger.

     34. The Recommendation Statement was disseminated by the Individual Defendants on behalf of Grumman. Thus, the Individual Defendants, who constitute the Board of Grumman and controlled the Company, participated in the violation of Section 14(e) and are liable for such violations under Section 20(a) of the 1934 Act.

     35. Defendant Martin Marietta knew that the Recommendation Statement contained false and misleading statements and omissions and that the Recommendation Statement was intended to induce Grumman

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shareholders to tender their shares to Martin Marietta, thereby benefiting
Martin Marietta at the expense of plaintiffs and the Class.

     36. As a result of the actions of defendants, plaintiffs and the other members of the Class have been and will be damaged in that they will have been provided with the Recommendation Statement which contains material misrepresentations or omissions and/or because their decision to tender shares to defendant Martin Marietta will be influenced by the materially misleading Recommendation Statement.

     37. As a proximate result of the violations of Section 14(e) and Section 20 alleged in this complaint, plaintiffs and the Class have suffered and will suffer immediate and irreparable injury because the tender offer process has been and will be influenced by false and misleading information.

     38. Plaintiffs and the Class have no adequate remedy at law.

                                    COUNT II

                 (VIOLATION OF SECTIONS 10(b) AND 20(a) OF THE
             SECURITIES AND EXCHANGE ACT OF 1934 AND SEC RULE 10b-5

     39. Plaintiffs repeat and reallege the allegations in paragraphs 1 through 38 of this complaint.

     40. The Recommendation Statement advises Grumman shareholders of the benefits of the proposed Merger with Martin Marietta and is a communication to Grumman shareholders intended to solicit the tender of shares into the Martin Marietta tender offer and is therefore made in connection with the purchase or sale of registered securities.

     41. Section 10(b) provides, in pertinent part, as follows:

        It shall be unlawful for any person, directly or indirectly, by the use of any means or instrumentality of interstate commerce or of the mails, or of any facility of any national securities exchange--

        (b) To use or employ, in connection with the purchase or sale of any security registered on a national securities exchange or any security not so registered, any manipulative or deceptive device or contrivance in contravention of such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors.

     42. Rule 10b-5 provides in pertinent part as follows:

        It shall be unlawful for any person, directly or indirectly, by the use of any means or instrumentality of interstate commerce, or of the mails, or of any facility or any national securities exchange:

        (a) To employ any device, scheme, or artifice to defraud,

        (b) To make any untrue statement of a material fact or to omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, or

        (c) To engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon any person, in connection with the purchase or sale of any security.

     43. In disseminating the Recommendation Statement, the Individual Defendants intentionally or with reckless disregard, misrepresented and omitted material facts, as set forth above. The Individual Defendants' purpose in doing so was to disseminate a communication which would induce Grumman shareholders to tender their shares in the Tender Offer and therefore was in connection with the purchase or sale of Grumman securities.

     44. The Recommendation Statement was disseminated by the Individual Defendants on behalf of Grumman. Thus, the Individual Defendants, who constitute the Board of Grumman and control the Company, participated in the violation of
Section 10(b) and Rule 10b-5 and are liable under Section 20(a) of the 1934 Act.

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     45. Defendant Martin Marietta knew that the Recommendation Statement contained false and misleading statements and omissions and that the Recommendation Statement was intended to induce Grumman shareholders to tender their shares to Martin Marietta, thereby benefiting Martin Marietta at the expense of plaintiffs and the Class.

     46. As a result of the actions of defendants, plaintiffs and the other members of the Class have been and will be damaged in that they will have been provided with the Recommendation Statement which contains material misrepresentations or omissions and/or because their decision to tender shares to defendant Martin Marietta will be influenced by the materially misleading Recommendation Statement.

     47. As a proximate result of the violations of Sections 10(b) and 20(a) of the 1934 Act and Rule 10b-5 alleged in this complaint, plaintiffs and the Class have suffered and will suffer immediate and irreparable injury because the tender offer process has been and will be influenced by false and misleading information.

     48. Plaintiffs and the Class have no adequate remedy at law.

                                   COUNT III

                           (BREACH OF FIDUCIARY DUTY)

     49. Plaintiffs repeat and reallege the allegations in paragraphs 1 through 48 of this complaint.

     50. By the acts described above and in breach of their fiduciary duties to plaintiffs and the other members of the Class, defendants are unfairly attempting to influence plaintiffs and other members of the Class to tender their Grumman shares to Martin Marietta in order to benefit defendants.

     51. Defendants' fiduciary duties to the Grumman shareholders included the obligation not to put their own self-interests and personal considerations ahead of the interests of the Class.

     52. By virtue of the acts and conduct alleged herein, defendants are carrying out a plan and acting in their own best interests, rather than those of the Grumman shareholders and at the expense of plaintiffs and other members of the Class. As a result of the steps taken by Defendants to effectuate the Merger including the disclosure violations and adoption of the $50 million Termination Fee alleged herein, plaintiffs and the Class have been and will continue to be damaged. Defendants have violated their fiduciary duties owed to plaintiffs and other members of the Class in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of the Class.

     53. Further, by the acts, transactions and courses of conduct alleged herein, defendants, individually and as part of a common plan and scheme or in breach of their fiduciary duties to plaintiffs and the other members of the Class, are attempting unfairly to deprive plaintiffs and other members of the class of the true value of their investment in Grumman.

     54. In pursuing the proposed transaction, the defendants have violated their fiduciary duties owed to the public shareholders of Grumman and have acted to put their personal interests ahead of those of Grumman's public stockholders. The Individual Defendants are using their positions as directors and management for the purpose of benefiting themselves to the detriment of plaintiffs and other members of the Class.

     55. Grumman's shareholders will, if the transaction is consummated, be deprived of the opportunity for substantial gains which the Company may otherwise realize.

     56. Defendants have further failed to disclose, inter alia, the full extent of the potential for growth and value potential of Grumman and the expected increase in its profitability from the recently announced restructuring and substantial orders received.

     57. The Individual Defendants have not, in accordance with their fiduciary duties:

          (a) acted independently so that the interests of Grumman's public shareholders would be protected;

          (b) adequately ensured that no conflicts of interest exist or if such conflicts exist to ensure that all conflicts would be resolved in the best interests of Grumman's public shareholders; and

          (c) taken all appropriate steps to enhance Grumman's value and attractiveness as a merger acquisition, restructuring or recapitalization candidate.

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     58. The Individual Defendants have violated their fiduciary duties by entering into a transaction with Martin Marietta without regard to the fairness of the transaction to Grumman's public shareholders and the likelihood that a higher price could be obtained by submitting Grumman to a fair auction process.

     59. Because the Individual Defendants dominate and control the business and corporate affairs of Grumman, and are in possession of private corporate information concerning Grumman's assets, businesses and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public stockholders of Grumman which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of other means of maximizing stockholder value.

     60. By reason of the foregoing acts, practices and course of conduct, the defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiffs and the other Grumman public stockholders.

     61. As a result of the action of defendants, plaintiffs and the other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of Grumman's assets and businesses and will be prevented from obtaining appropriate consideration for their shares of Grumman's common stock.

     62. Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties owed to plaintiffs and the other members of the Class, and may consummate the proposed Merger which will exclude the Class from its fair proportionate share of Grumman's valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.

     63. Plaintiffs and the Class have no adequate remedy at law.

     WHEREFORE, plaintiffs pray that a judgment be granted:

          (a) declaring this action be certified as a class action under Rule 23 of the Federal Rules of Civil Procedure;

          (b) declaring that the defendants have violated Sections 10(b), 14(e) and 20(a) of the 1934 Act and SEC Rule 10b-5;

          (c) declaring that the defendants have breached their fiduciary duties to plaintiffs and the other members of the Class, including those of due care, candor, good faith and fair dealing;

          (d) preliminarily and permanently enjoining defendants from:

             (1) making materially false and misleading statements as to the merger; and

             (2) exercising the Termination Fee provisions of the Merger Agreement so as not to interfere with a superior offer;

          (e) requiring defendants to publicly disseminate a communication, in a form deemed appropriate by the Court, retracting and correcting the false and misleading statements contained in the Recommendation Statement and supplying material information omitted therefrom;

          (f) Rescinding any transactions effected by the defendants in an unfair manner and for an unfair price and in the event such transaction is consummated prior to trial, awarding rescissory damages;

          (g) Enjoining the complained of transaction or any related transactions;

          (h) Ordering defendants, jointly and severally, to pay to plaintiffs and the Class all damages suffered and to be suffered by them as a result of the acts and transactions alleged herein;

          (i) Ordering defendants, jointly and severally, to account to plaintiffs and the Class for all profits realized and to be realized by them as a result of the transaction complained of and pending such accounting to hold such profits in a constructive trust for the benefit of plaintiffs and the other members of the class;

          (j) Awarding plaintiffs the costs and disbursements of the action, including allowance for plaintiffs' reasonable attorneys' and experts' fees; and

          (k) Granting such other and further relief as may be just and proper in the premises.

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                             DEMAND FOR JURY TRIAL

     PLEASE TAKE NOTICE that pursuant to Rule 38(b) of the Federal Rules of Civil Procedure, plaintiffs hereby demand a trial by jury of all issues triable by a jury.

Dated:  March 18, 1994

                                          Respectfully Submitted,

                                          By: /s/  STEPHEN T. RODD
                                          --------------------------------------
                                              Stephen T. Rodd
                                              Lee Squitieri
                                              ABBEY & ELLIS
                                              212 East 39th Street
                                              New York, New York 10016
                                              Telephone: (212) 889-3700

                                              SCHIFFRIN & CRAIG
                                              401 City Avenue
                                              Bala Cynwyd, Pennsylvania 19004
                                              Telephone: (215) 667-7706

                                              BERNSTEIN LIEBHARD & LIFSHITZ
                                              274 Madison Avenue
                                              New York, New York 10016
                                              Telephone:  (212) 779-1414

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